Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined financial information has been prepared in accordance with Article 11 of Regulation S-X under the Securities Act of 1933, as amended and presents the pro forma effects of the acquisition (such transaction, the “Acquisition”) by Solowin Holdings, a company incorporated in Cayman Islands with limited liability (the “Company”), of AlloyX Limited (“AlloyX”) for an aggregate of 106,779,926 class A ordinary shares, par value $0.0001 per share of the Company (the “Class A Ordinary Shares”), and 23,331,599 class B ordinary shares, par value $0.0001 per share of the Company (the “Class B Ordinary Shares”) (collectively, “Exchangeable Shares”), in its capital stock consideration of US$350,000,000 as of August 11, 2025 completed as of September 03, 2025 (“Closing Date”).

Description of the Acquisition

On September 3, 2025, the Company completed the acquisition of AlloyX (the “Acquisition”), pursuant to the Share Purchase Agreement dated as of August 11, 2025 (the “Merger Agreement”) by and among the Company and each shareholder of AlloyX (each, a “Shareholder” and, collectively, the “Shareholders”), the Company will acquire all of the issued and outstanding shares of AlloyX from the Shareholders (the “Purchased Shares”). In exchange for the Purchased Shares, upon the closing of the Acquisition (the “Closing”), the Company will issue an aggregate of 130,111,525 exchangeable shares (the “Exchangeable Shares”), 106,779,926 shares from Class A and 23,331,599 shares from Class B, in its capital stock consideration of US$350,000,000, subject to certain adjustments, for shares of the Company’s common stock and will carry rights substantially equivalent to the Company’s common stock, as set forth in the Merger Agreement.

The Acquisition has been accounted for in the Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2025 as if the Acquisition had occurred on March 31, 2025. The Unaudited Pro Forma Condensed Combined Statements of Operations for the year ended March 31, 2025, as if the Acquisition had occurred on April 1, 2024.

The unaudited pro forma condensed combined financial information does not give effect to any cost savings, operating synergies or revenue synergies that may result from the Standard Acquisition or the costs to achieve any synergies.

The unaudited pro forma condensed combined financial statements are presented for informational purposes only, in accordance with Article 11 of Regulation S-X, and are not intended to represent or to be indicative of the income or financial position that the Company would have reported had the AlloyX been completed as of the dates set forth in the unaudited pro forma condensed combined financial statements due to various factors. The unaudited pro forma condensed combined Balance Sheet does not purport to represent the future financial position of the Company and the unaudited pro forma condensed combined statements of operations do not purport to represent the future results of operations of the Company.

The unaudited pro forma condensed combined financial statements reflect management’s preliminary estimates of the fair value of purchase consideration and the fair values of tangible and intangible assets acquired and liabilities assumed in the AlloyX Acquisition. Since these unaudited pro forma condensed combined financial statements have been prepared based on preliminary estimates of the fair value of Exchangeable Shares and fair values of assets acquired and liabilities assumed, the actual amounts to be reported in future filings may differ materially from the amounts used in the pro forma condensed combined financial statements.

This unaudited pro forma combined financial information was based on and should be read in conjunction with the Company’s historical financial statements and accompanying notes in its Form 20-F for the year ended March 31, 2025;

The unaudited pro forma combined financial statements have been prepared in accordance with Article 11 of Regulation S-X, as amended by Release No. 33-10786. The pro forma adjustments included herein include those adjustments that reflect the accounting for the respective transactions in accordance with U.S. GAAP (“transaction accounting adjustments”). Adjustments to reflect synergies and/or dis-synergies related to the respective transactions (“management adjustments”), which are elective pro forma adjustments under Release No. 33-10786, have not been reflected herein.

The unaudited pro forma combined financial statements are for illustrative purposes only and are not necessarily indicative of the financial results that would have occurred if the Acquisition had been consummated on the dates indicated, nor is it necessarily indicative of the financial position or results of operations in the future. The pro forma adjustments, as described in the accompanying notes, are based upon available information and certain assumptions that are believed to be reasonable as of the date of this document. The unaudited pro forma combined financial information includes certain non-recurring transaction-related adjustments, as discussed in the accompanying notes.

The unaudited pro forma adjustments are based on available information and certain assumptions that management believes are reasonable under the circumstances. The unaudited pro forma combined financial information is presented for informational purposes only, and is not intended to be a projection of future results. All pro forma adjustments and their underlying assumptions are described more fully in the notes to the unaudited pro forma combined financial information.

Solowin Holdings

Unaudited Pro Forma Condensed Combined Statement of Comprehensive Loss

For The Year Ended March 31, 2025

(Dollars in thousands, except share and per share amounts)

	Solowin Holdings	AlloyX	Pro Forma Combined	Transaction Accounting Adjustments	Note	Pro Forma Combined
Revenues	2,819	-	2,819			2,819
Expenses:
General and administrative	(10,951)	(772)	(11,723)	(105)	A	(11,828)
Depreciation and amortization	-	(3)	(3)			(3)
Total expenses	(10,951)	(775)	(11,726)			(11,831)
Loss from operation	(8,132)	(775)	(8,907)			(9,012)
Other income (expenses)
Interest expenses, net	(5)	-	(5)			(5)
Share of results of an associate	(54)	-	(54)			(54)
Loss on disposal of an associate	(100)	-	(100)			(100)
Impairment loss of long-term investment, net	(290)	-	(290)			(290)
Other income	62	8	70			70
Total other (expenses) income, net	(387)	8	(379)			(379)
Loss before income taxes	(8,519)	(767)	(9,286)			(9,391)
Income tax expense	(19)	-	(19)			(19)
Net loss	(8,538)	(767)	(9,305)			(9,410)
Foreign currency translation adjustment	33	-	33			33
	(8,505)	(767)	(9,272)			(9,377)

Weighted average number of share outstanding, basis	16,127,380					146,238,905
Weighted average number of share outstanding, diluted	16,127,380					146,238,905
Net loss per share, basis	(0.53)					(0.06)
Net loss per share, diluted	(0.53)					(0.06)

Solowin Holdings

Unaudited Pro Forma Condensed Combined Balance Sheet

As of March 31, 2025

(Dollars in thousands, except share and per share amounts)

	Solowin Holdings	AlloyX	Pro Forma Combined	Transaction Accounting Adjustments	Note	Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	3,838	4,434	8,272			8,272
Short-term investment	-	1,904	1,904			1,904
Other receivables, net	-	3	3			3
Cash segregated for regulatory purpose	5,019	-	5,019			5,019
Receivable from:
Customers, net of allowance for expected credit losses of $500,000 and $516,000 as of March 31, 2025	146	-	146			146
Customers - related parties, net of allowance for expected credit losses of $1,000 and $59,000 as of March 31, credit losses of $1,000 and $59,000 as of March 31, 2025	46	-	46			46
Brokers-dealers and clearing organizations, net of allowance for expected credit losses of nil and $15,000 as of March 31, 2025	19	-	19			19
Prepaid expenses and other current assets, net	577	-	577			577
Amount due from related parties	12	-	12			12
Total current assets	9,657	6,341	15,998			15,998

Non-current assets:
Long-term investments, net	368	-	368			368
Goodwill	-	-	-	343,660	B	343,660
Property and equipment, net	157	59	216			216
Operating right-of-use assets, net	671	1,372	2,043			2,043
Intangible assets, net	86	-	86			86
Refundable deposits	1,017	-	1,017			1,017
Prepaid expenses, net	352	-	352			352
Total non-current assets	2,651	1,431	4,082			347,742
TOTAL ASSETS	12,308	7,772	20,080			363,740

Liabilities and shareholders’ equity
Current liabilities:
Others borrowings	420	-	420			420
Payables to customers	5,022	-	5,022			5,022
Accruals and other current liabilities	524	26	550	105	A	655
Operating lease liabilities – current	577	492	1,069			1,069
Amount due to directors	951	-	951			951
Total current liabilities	7,494	518	8,012			8,117

Non-current liabilities:
Operating lease liabilities – non-current	83	914	997			997
Total non-current liabilities	83	914	997			997
TOTAL LIABILITIES	7,577	1,432	9,009			9,114

COMMITMENTS AND CONTINGENCIES
Shareholders’ equity
Class A ordinary shares	1	-	1	11	B	12
Class B ordinary shares	1	-	1	2	B	3
Ordinary shares	-	50	50	(50)	B	-
Ordinary shares to be issued	-	5	5	(5)	B	-
Additional paid-in capital	19,219	7,100	26,319	342,886	B	369,205
Subscription receivable	-	(50)	(50)	50	B	-
Accumulated losses	(14,522)	(767)	(15,289)	663	B	(14,626)
Accumulated other comprehensive income	32	2	34	(2)	B	32
Total shareholders’ equity	4,731	6,340	11,071			354,626
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,308	7,772	20,080			363,740

Solowin Holdings

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 1 - Accounting for the Acquisition

The Acquisition was accounted for as a business combination using the acquisition method with Solowin Holdings as the accounting acquirer in accordance with Accounting Standards Codification Topic 805 (“ASC 805”), Business Combinations. Under ASC 805, assets acquired and liabilities assumed in a business combination are to be recognized and measured at their estimated acquisition date fair value.

Under ASC 805, acquisition-related transaction costs (e.g., advisory, legal and other professional fees) are not included as a component of consideration transferred but are accounted for as expenses in the periods in which such costs are incurred.

Note 2 – Basis of Pro Forma Presentation

The unaudited pro forma condensed combined balance sheet gives effect to the AlloyX Acquisition as if it had occurred on March 31, 2025. The unaudited pro forma condensed combined statements of comprehensive loss for the year ended March 31, 2025 give effect to the Acquisition as if the Acquisition had occurred on April 1, 2024.

These unaudited pro forma combined financial statements are presented for illustrative purposes only. The pro forma adjustments are based upon available information and assumptions described below. The unaudited pro forma combined financial statements are not necessarily indicative of what the actual results of operations or financial position of Solowin Holdings would have been if the Acquisition had in fact occurred on the dates or for the periods indicated, nor does it purport to project the results of operations or financial position of Solowin Holdings for any future periods or as of any date. The unaudited pro forma combined financial statement does not give effect to any cost savings, operating synergies, and revenue enhancements expected to result from the transactions or the costs to achieve these cost savings, operating synergies, and revenue enhancements.

As the accounting acquirer, Solowin Holdings has recorded the assets acquired and liabilities assumed of AlloyX at their estimated fair values as of the acquisition date. The excess of the purchase consideration over the fair value of net assets acquired, if any, is recorded as goodwill.

The Exchangeable Shares issued in connection with the AlloyX acquisition are classified as derivative liabilities under ASC 815 – Derivatives and Hedging, and will be measured at fair value with changes recognized in earnings each reporting period. The pro forma financial information included in this Current Report reflects this accounting treatment.

The unaudited pro forma combined financial information was prepared using the acquisition method of accounting and is based on the historical financial statements of Solowin Holdings and AlloyX. The acquisition method of accounting is based on Accounting Standards Codification (“ASC”) 805, Business Combinations, with the Company as the accounting acquirer, and uses the fair value concepts defined in ASC 820, Fair Value Measurement.

ASC 805 requires, among other things, that the assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. In addition, ASC 805 requires that the consideration transferred be measured at the date the Acquisition is completed.

ASC 820 defines the term “fair value,” sets forth the valuation requirements for any asset or liability measured at fair value, expands related disclosure requirements and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. Fair value is defined in ASC 820 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This is an exit price concept for the valuation of the asset or liability. In addition, market participants are assumed to be buyers and sellers in the principal (or the most advantageous) market for the asset or liability. Fair value measurements for an asset assume the highest and best use by these market participants. As a result of these standards, Solowin Holdings may be required to record the fair value of assets which are not intended to be used or sold and/or to value assets at fair value measures that do not reflect Solowin Holdings’s intended use of those assets. Many of these fair value measurements can be highly subjective, and it is possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

Under the acquisition method of accounting, the assets acquired and liabilities assumed are recorded, as of the completion of the Acquisition, primarily at their respective fair values, with the excess of the purchase consideration over the fair value of AlloyX’s net assets, allocated to goodwill, if any, and added to those of Solowin Holdings. Financial statements and reported results of operations of Solowin Holdings issued after completion of the Acquisition will reflect these values and will not be retroactively restated to reflect the historical financial position or results of operations of AlloyX. The pro forma allocation of purchase consideration and the related fair value of the purchase consideration presented in the unaudited pro forma combined financial information is preliminary and subject to change. The final purchase price allocation will be determined during the measurement period and may differ materially from the amounts reflected in the pro forma information. In accordance with ASC 805, the final allocation will be completed as soon as practicable, but no later than one year after the Closing Date.

Under ASC 805, acquisition-related transaction costs (e.g., advisory, legal and other professional fees) are not included as a component of consideration transferred but are accounted for as expenses in the periods in which such costs are incurred.

The unaudited pro forma combined financial statements do not include any adjustments to the realization of any costs (or cost savings) from operating efficiencies, synergies, or other restructuring activities that might result from the AlloyX Acquisition. The pro forma adjustments represent management’s best estimates and are based upon currently available information and certain assumptions that the Company believes are reasonable under the circumstances.

The unaudited pro forma combined financial information is presented for informational purposes only and does not necessarily indicate the financial results of the combined company had the companies been combined at the beginning of the period presented, nor does it necessarily indicate the results of operations in future periods or the future financial position of the combined company.

These unaudited pro forma combined financial statements are presented based on accounting principles generally accepted in the United States of America (“U.S. GAAP”). The historical financial statements of Solowin Holdings and AlloyX were prepared in accordance with U.S. GAAP; the historical financial statements.

Note 3 – Accounting Policies and Reclassifications

Upon consummation of the AlloyX Acquisition, the Company performed a comprehensive review of the two entities’ accounting policies. Based on its analysis, the Company did not identify any differences that would have a material impact on the unaudited pro forma combined financial information. As a result, the unaudited pro forma combined financial information does not assume any differences in accounting policies.

Note 4 – Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Financial Statements

The transaction accounting adjustments included in the unaudited pro forma condensed combined balance sheet as of March 31, 2025 and the unaudited condensed combined pro forma statements of operations for year ended March 31, 2025 are as follows:

(A)	Transaction cost for the acquisition

It represents acquisition-related transaction costs (e.g., advisory, legal and other professional fees) are accounted for as expenses in the periods in which such costs are incurred.

(B)	Transaction and Estimated Purchase Consideration

Under the Merger Agreement, the preliminary fair value of consideration transferred totals US$350.0 million in 130,111,525 exchangeable shares which consist of 106,779,926 shares from Class A and 23,331,599 shares from Class B.

The Exchangeable Shares are exchangeable for Solowin Holdings’s common stock on a 1 to 2.08 basis, and are subject to an adjustment if at any time within 24 months commencing from the Completion Date, the post-completion enterprise valuation of the Company Group equals or exceeds US$600,000,000 or US$1,000,000,000, the Seller shall be entitled to an aggregate earn-out payment additional US$5,000,000 and US$10,000,000 payable in the manner set forth in Clause 6.3, respectively., the Exchangeable Shares are structured to mirror the economic and voting rights of Solowin Holdings’s common stock. This ensures shareholders receive equivalent rights in distributions and corporate actions. The Exchangeable Shares ultimately are not a Level 1 input since there is no active market for the Exchangeable Shares. While the Exchangeable Shares convert into Solowin Holdings common shares, the extent to which the shares convert is contingent on receiving shareholder approval. As a result, a fundamentals-based valuation analysis of AlloyX was performed to estimate the preliminary purchase price consideration.

The Exchangeable Shares issued by the Company in connection with the Share Exchange are classified as additional paid-in capital under U.S. GAAP. The Exchangeable Shares are exchangeable into Solowin Holdings common stock and include economic rights that are substantially similar to Solowin Holdings’s common stock, including rights to dividends, liquidation preferences, and voting

Accordingly, the Exchangeable Shares are initially recognized as additional paid-in capital at fair value, measured at US$350.0 million as of the acquisition date.

Issuance share to acquire AlloyX	US$ (In Thousands)
Class A ordinary share ($0.0001 par value per share, 106,779,926 shares issued as purchase price)	11
Class B ordinary share ($0.0001 par value per share, 23,331,599 shares issued as purchase price)	2
Additional paid-in capital	349,987
Consideration for acquisition	350,000

The Company recorded all of its tangible and intangible assets and its liabilities at their preliminary estimated fair values on the acquisition date. The total estimated purchase consideration was $350.0 million. The following represents the allocation of the estimated purchase consideration as if the transaction had occurred on March 31, 2025:

Preliminary Amount Recognized as of the Acquisition Date	US$ (In Thousands)
Cash and cash equivalents	$4,434
Short-term investment	1,904
Other receivables, net	3
Property and equipment, net	59
Right of use assets, operating leases	1,372
Goodwill	343,660
Total assets acquired	$351,432

Accrued and other current liabilities	$26
Operating lease liability, current	492
Operating lease liability, non-current	914
Total liabilities acquired	$1,432

Net assets acquired	$350,000

The Acquisition was recorded as a business combination on a preliminary valuation of assets acquired and liabilities assumed at their acquisition date fair values using unobservable inputs that are supported by little or no market activity and are significant to their fair value of the assets and liabilities (“Level 3” inputs). We expect to complete our purchase price allocation, as well as our fair value estimate of the purchase price consideration as soon as reasonably possible, not to exceed one year from the acquisition date. Adjustments to the preliminary purchase price allocation could be material. Goodwill and intangible assets represent the excess of the purchase price consideration over the preliminary valuation of the net assets acquired.